BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

02 MAR -4 AM 8:05

FACSIMILE TRANSMISSION

SUPPL

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Monday, 4 March 2002
SUBJECT:	ASX Announcement
PAGES (inc. cover)	2

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following Media Release which was released through the Australian Stock Exchange on Monday, 4 March, 2002 –

BresaGen research not a risk

02015599

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

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If there are any problems with this transmission, call 08 8234 2660

BresaGen

Monday, 4 March 2002

BresaGen research not at risk

In response to recent media reports debating potential regulation of stem cell research in Australia, biotechnology company, BresaGen Ltd, wishes to reassure investors that its product development work using human embryonic stem cells is in no way threatened by any proposed legislative change.

Speaking from the company's US operation in Athens, Georgia, BresaGen Chief Executive and President Dr John Smeaton, said that any changes in legislation in Australia would have no impact on BresaGen's product development plans.

He commented, "my understanding is that any proposed regulation of the stem cell area is likely to be concerned with preventing the derivation of new embryonic stem cell lines from embryos and will not apply to stem cell lines already derived. This is consistent with the current law in South Australia. It is our intention to continue to bring stem cell lines back to Australia to continue work that complements our US efforts. The proposed regulations do not affect our ability to do this."

"I should also note that our stem cell lines are derived from embryos judged incapable of implantation by IVF experts. Instead of being simply discarded they are made available to us for research or product development purposes by donors who have given informed consent. The Company has also had unsolicited approaches from would be donors wanting to have their excess frozen embryos used in our programs rather than being discarded."

"BresaGen will be developing new human embryonic stem cell lines for both technical and humanitarian reasons. The technical reason deals with the necessity to produce cell lines that cannot be contaminated with mouse diseases as a result of the derivation process. Until now mouse cells have been used as "feeders" to provide essential nutrients to the human cells. The humanitarian reason deals with broad access to stem cell derived products. It is highly likely that the first products will be allografts which means some cell line to recipient matching will be required. A large bank of different cell lines will ensure access to all ethnic and racial groups.

Dr Smeaton added, "Concern over Mr Kevin Andrews' submission, has taken attention away from the very real progress being made recently by BresaGen in its product development program. I think most of the community would be far more interested in our recently demonstrated ability to produce elegant networks of neural cells in primates using our proprietary differentiation techniques. Our scientists will be presenting key aspects of this work at the upcoming Keystone meeting in late March.